

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 12, 2007

Mr. Domenico Scala
Chief Financial Officer
Syngenta AG
Schwarzwaldallee 214
4058 Basel, Switzerland

> **Re:** **Syngenta AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **Response Letter Dated October 10, 2006**
> **File No. 001-15152**

Dear Mr. Scala:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005 and response letter dated October 10, 2006 and have the following comment. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Consolidated Cash Flow Statement, page F-6

1. We note your response to prior comment 2 of our letter dated September 28, 2006. Paragraph 20 of IAS 7 states, "Under the indirect method, the net cash flow from operating activities is determined by adjusting profit or loss". We acknowledge that profit or loss is not specifically defined in IAS 7. We note that the guidance in IAS 8 directs management to refer to the requirements and guidance in standards dealing with similar and related issues in the absence of a standard that specifically applies. As management made their determinations as to what was meant by "profit or loss" in the context of IAS 7, it is unclear to us

why consideration would not have been given to the definition of profit and loss found in IAS 1. It is also unclear, based upon your response, why you believe it is not appropriate to use the definition in IAS 1, and instead believe that a more appropriate presentation would use a measure that excludes certain items of income and expense. In future filings, please revise your presentation to start with net profit or loss, or if applicable, net profit or loss attributable to continuing operations, with retrospective application to all periods presented. We would not object if the presentation begins with profit before taxation.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding this comment. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: via facsimile
        Jeffrey Pohlman, Esq.
        (212) 450-3078